Columbus Circle Capital Corp I

3 Columbus Circle, 24th Floor

New York, NY 10019

VIA EDGAR

April 25, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Catherine De Lorenzo

Re:	Columbus Circle Capital Corp I
Draft Registration Statement on Form S-1
Submitted March 26, 2025
CIK No. 0002056263

Ladies and Gentlemen:

Columbus Circle Capital Corp I (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 18, 2025, regarding the Draft Registration Statement on Form S-1 (the “Registration Statement”) submitted to the Commission on March 26, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar a revised registration statement on Form S-1 (the “Registration Statement”) simultaneously with the submission of this response letter.

Draft Registration Statement on Form S-1

Cover Page

1.	We note your disclosure on page 25 and 115 that if you increase or decrease the size of the offering pursuant to Rule 462(b) under the Securities Act, you will effect a share capitalization or a share repurchase or redemption or other appropriate mechanism, as applicable, with respect to your Class B ordinary shares immediately prior to the consummation of the offering in such amount as to maintain the ownership of founder shares by your initial shareholders, on an as-converted basis, at 25% of your issued and outstanding ordinary shares upon the consummation of this offering. Please disclose this information, as well as the number of founder shares to be issued to your independent directors, on the cover page. Please refer to Item 1602(a)(3) of Regulation S-K.

Response: We respectfully inform the Staff that we have added the requested disclosure to the cover page.

Transfer Restrictions on Founder Shares, page 27

2.	Please reconcile the disclosure on page 28 that “except in certain limited circumstances, no member of the sponsor (including the non-managing sponsor investors) may transfer all or any portion of its membership interests in the sponsor” with the disclosure on page 9 that transfers of membership interests are not prohibited.

Response: We respectfully inform the Staff that we have reconciled the indicated disclosure.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Gary Quin
Name:	Gary Quin
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP